

Mail Stop 4631

February 22, 2010

via U.S. mail and facsimile

Dan L. Batrack, CEO
Tetra Tech, Inc.
3475 East Foothill Boulevard
Pasadena, California 91107

>   **RE: Tetra Tech, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 27, 2009**
>   **Filed November 16, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed January 11, 2010**
>   **Form 10-Q for the Fiscal Quarter Ended December 27, 2009**
>   **File No. 0-19655**

Dear Mr. Batrack:

    We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 27, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

1. We note your presentation of gross profit percentage based on revenue, net of subcontractor costs, which is a non-GAAP measure. We further note that you provide a discussion and analysis of this measure on a consolidated basis. In future

filings, please provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K when presenting this measure. In addition, please also provide a discussion and analysis of the U.S. GAAP measure within MD&A. Refer to Item 303(A) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

2. In future filings, please quantify the impact each identified factor had on revenue and the other line items comprising income from continuing operations for each period presented. As an example, your discussion of revenue, net for your Remediation and Construction Management reportable segment includes several material factors that had positive and negative impacts. Quantifying each of these factors provides investors with a better insight as seen through the eyes of management as to the significance of each factor along with an understanding as to how the factor may impact your future results. Refer to Item 303(A)(3)(iii) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

3. We note that you recognized a $24.2 million charge for contract losses and related receivables, which is 19.9% of fiscal year 2009 income from operations. Based on the disclosures on page 51 and 53, it appears that this charge may relate to your Remediation and Construction Management segment. If this is correct, this charge represents 63.4% of the Remediation and Construction Management segment's income from operations. Given the significance of the charge to your consolidated and segment results, there is a concern that your current disclosures do not provide investors with sufficient information to understand the circumstances that led to the recognition of this charge. In future filings, please provide investors with a full understand of the specific facts and circumstances that led to the recognition of the $24.2 million charge. Refer to comment 7 in our letter dated April 11, 2006, Item 303(A)(3)(i) of Regulation S-K including Instruction 4, and Section 501.12.b. of the Financial Reporting Codification for guidance.

4. It appears that your discussion of your critical accounting policies mirror your significant accounting policies disclosed in your footnotes. In future filings, please revise your critical accounting policy disclosures to ensure that your discussion of each critical accounting estimate you have identified provides investors with insight regarding the variability of your critical judgments when preparing your consolidated financial statements. This includes identifying the significant factors/assumptions considered/used in making your critical estimates, the sensitivity of those assumptions (i.e., the uncertainties and risks associated with the assumptions made and the factors that could cause the assumptions to change), and the potential impact on the financial statements if actual results differ from your estimates. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

5. We note that goodwill is 29.1% of total assets as of September 27, 2009. We further note your disclosure on page 34 of your fiscal year 2009 Form 10-K that two of your reporting units with an aggregate of $54 million in goodwill have estimated fair values that currently exceed the carrying values; however, it is reasonably possible that there could be changes in judgments, assumptions and estimates, which could change the estimated fair values of these reporting units such that goodwill could be impaired. We further note your disclosure on page 17 of your first quarter of fiscal year 2010 Form 10-Q that your forecasted revenues are going to be lower than originally expected due to the lack of new opportunities in your construction-related business. For these two reporting units and any other reporting units with estimated fair values that are not substantially in excess of the carrying values and the goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total stockholders' equity, please further enhance your disclosures to address the following additional disclosures in future filings, including your next Form 10-Q, for each of these reporting units:

    *   Specifically identify each individual reporting unit along with the corresponding reportable segment.
    *   Disclose the percentage by which estimated fair value exceeds the carrying value as of the most recent step-one test for each individual reporting unit.
    *   Disclose the amount of goodwill allocated to each individual reporting unit.
    *   Provide a description of the methods used to estimate fair value and the corresponding assumptions that drive the estimated fair value for each individual reporting unit.
    *   Provide a discussion of the uncertainty associated with the key assumptions for each individual reporting unit. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions including an explanation of and for the deviation from historical results. Another example would be to discuss your expectations as to when you anticipate a significant decline in sales that are impacting your discounted cash flow analysis to turnaround.
    *   Provide a discussion of any specific potential events and/or circumstances that could have a negative effect to the estimated fair value for each individual reporting unit.
    *   Please tell us how the decline in the forecasted revenue for fiscal year 2010 in your construction-related business impacted your decision to test goodwill for the related reporting units for impairment at an interim date. Refer to ASC 350-20-35-30 (paragraph 28 of SFAS 142) for guidance.

    These additional disclosures should provide investors with a detailed understanding of the magnitude of your material uncertainties. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and require disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss." Please provide us with the revised disclosure you intend to include in your next periodic report to address this comment. Please also refer to Section 501.14 of the Financial Reporting Codification for additional guidance.

Consolidated Statements of Income, page 69

6. In future filings, please discontinue the presentation of the subtotal, revenue, net of subcontractor costs, on the face of your consolidated statements of income. In this regard, Item 10(e)(1)(ii)(c) of Regulation S-K states that you should not present non-GAAP financial measures on the face of your financial statements or in the accompanying notes.

4. Mergers and Acquisitions, page 79

7. In future filings, please provide the disclosures required by paragraphs 51 and 52 of SFAS 141. Please note that your disclosure should fully explain to investors why you were willing to pay a purchase price that resulted in a significant amount of goodwill being recognized. In this regard, we note that the purchase price is 8.3% of fiscal year 2009 total stockholders' equity and the anticipated impact to fiscal year 2009 net revenues, as disclosed in the January 28, 2009 press release is 5.4%.

Signatures, page 104

8. The Form 10-K should also be signed by the company's principal accounting officer or controller whose title should be shown on the signature page. Please amend the Form 10-K to include the requisite signatures.

Exhibits 31.1 and 31.2

9. Please refrain from including the title of the certifying individual when identifying the person at the beginning of the certification.

Mr. Batrack
Tetra Tech, Inc.
February 22, 2010
Page 5

Definitive Proxy Statement on Schedule 14A

10. We note the disclosure in the third from the last paragraph on page 18 and in the table
    at the top of page 21 where you provide 2009 base salary information for each of the
    named executive officers. Explain why these amounts do not reconcile with those
    reported in the salary column of the Summary Compensation Table.

11. Please provide a more analytical discussion of how the Compensation Committee
    determined the 2009 corporate and individual performance factors. Provide a concise
    and informative discussion of how the Compensation Committee assessed actual
    corporate and individual performance in 2009 and how they used the information
    evaluated to derive the specific multiple used for calculating payouts under the
    Executive Compensation Plan.

12. We note the disclosure in the first paragraph under the "Long-Term, Equity-Based
    Incentive Awards" section relating to the factors the Compensation Committee takes
    into account when determining the size of the long-term, equity-based incentives.
    Please provide appropriate analysis of how the Committee evaluated these factors
    when determining the payouts under this element of compensation and why the
    Committee deemed the awards appropriate under the circumstances.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter on EDGAR that keys
your responses to our comments and provides any requested information. Detailed
response letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure
  in the filing;

Mr. Batrack
Tetra Tech, Inc.
February 22, 2010
Page 6

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Dorine Miller at (202) 551-3711, or in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3338.

Sincerely,

Terence O'Brien
Accounting Branch Chief